BB 3/11

U
SECURITIES AN
Wasl

06004079

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
199

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65717

AB 3/15

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KelBra Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Copper Loop, Suite 2
(No. and Street)

(City)	(State)	(Zip Code)
Las Cruces	New Mexico	88005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Bicknell (505) 525-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Everett, Flesher & Boetticher, P.C.
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
755 S. Telshor Blvd., Suite 201Q	Las Cruces	New Mexico	88011

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/25

OATH OR AFFIRMATION

I, James D. Bicknell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KelBra Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
SHERRY L. BENAVIDEZ
Notary Public
State of New Mexico
My Commission Expires 7/19/09

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KelBra Securities, LLC
Las Cruces, New Mexico

Audited Financial Statements
For the Years Ended
December 31, 2005 and 2004

FINANCIAL STATEMENTS
December 31, 2005 and 2004

CONTENTS

Everett, Flesher & Boetticher, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011 Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report

To the Member of
KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying statements of financial condition of KelBra Securities, LLC (a New Mexico limited liability company) as of December 31, 2005 and 2004, and the related statements of income and member's capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KelBra Securities, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Everett, Flesher & Boetticher, P.C.

Everett, Flesher & Boetticher, P.C.

February 2, 2006

STATEMENTS OF FINANCIAL CONDITION

ASSETS		December 31, 2005		December 31, 2004
Assets				
Cash and cash equivalents	$	27,893	$	30,391
Receivable from broker-dealers		17,463		7,197
Furniture and equipment, net of accumulated depreciation of $2,122 and $1,505, respectively (Note 4)		3,680		5,388
TOTAL ASSETS	$	49,036	$	42,976

LIABILITIES AND MEMBER'S EQUITY		2005		2004
Liabilities				
Accounts payable	$	123	$	280
Sales tax payable		6,725		-
Total Liabilities		6,848		280
Member's Equity				
Capital		42,188		42,696
Total Member's Equity		42,188		42,696
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	49,036	$	42,976

The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF INCOME AND MEMBER'S CAPITAL

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Revenue		
Sale of investment company shares	$ 117,626	$ 137,317
Expenses		
B/D registration fees	1,113	1,635
Chargeback expense	1,073	-
Continuing education	254	99
Depreciation expense	1,360	1,323
Due and subscriptions	50	80
Insurance	480	480
Licenses and permits	55	115
Meals and entertainment	-	12
Office supplies	1,133	760
Postage and delivery	452	609
Professional fees	4,062	3,370
Repairs	599	158
Security	-	96
Taxes	5,624	-
Telephone	3,357	3,227
Total Expenses	19,612	11,964
Other Income (Expense)		
Loss on disposal of assets	(347)	(292)
Net Income	97,667	125,061
Member's Capital, Beginning of the Year	42,696	61,135
Capital withdrawals	(98,175)	(143,500)
Member's Capital, End of the Year	$ 42,188	$ 42,696

The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 97,667	$ 125,061
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,360	1,323
Loss on disposal of assets	347	292
Change in assets and liabilities causing increase (decrease) in cash:		
Receivable from broker-dealers	(10,265)	23,370
Accounts payable	(157)	213
Sales tax payable	6,725	-
NET CASH PROVIDED BY OPERATIONS	95,677	150,259
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	-	(4,873)
NET CASH USED BY INVESTING ACTIVITIES	-	(4,873)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member capital withdrawals	(98,175)	(143,500)
NET CASH USED BY INVESTING ACTIVITIES	(98,175)	(143,500)
NET CASH INCREASE (DECREASE) DURING THE YEAR	(2,498)	1,886
CASH, Beginning of year	30,391	28,505
CASH, End of year	$ 27,893	$ 30,391

The accompanying notes are an integral part of these Financial Statements.

1. Organization and Significant Accounting Policies

Organization. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New Mexico Limited Liability Company owned by James D. Bicknell.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recognition of Income. Revenue from sale of investment company shares and related clearing expenses are reported on a trade-date basis as securities transactions occur.

Cash. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any investment instruments purchased with an original maturity of one year or less.

Accounts Receivable. Accounts receivables are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. No allowance for doubtful accounts has been established. All receivables are considered collectible.

Furniture and Equipment. Furniture and equipment are recorded at cost. Depreciation is computed over lives of 5 to 7 years by the straight-line method for financial reporting purposes and under the methods prescribed by the Internal Revenue Service for tax purposes.

Concentrations of Risk. Revenues were generated from services to two clients. For the years ended December 31, 2005 and 2004, one client was accountable for 66% and 61%, respectively, of commissions and the other for 34% and 39%, respectively, of commissions.

At December 31, 2005, the Company had two customers representing 65% and 35% of accounts receivable. At December 31, 2004, one customer accounted for 100% of accounts receivable.

2. Income Taxes

The Company is a single owner limited liability company which is a disregarded entity for income tax purposes. All elements of income and deductions are included in the tax return of the sole member.

3. Related Party Transactions

The Company is affiliated with Beacon Hill Ltd. Co. through the common ownership of James D. Bicknell. Both companies occupy the same premises. Under the affiliate agreement between the two companies, Beacon Hill Ltd. Co. is responsible for all rental and lease costs in connection with the property at

3. Related Party Transactions (continued)

2001 Copper Loop, Suite 2, Las Cruces NM. All other expenses, such as telephone, office supplies, furniture, computers software and postage are allocated between the two companies based on employee man hours worked for each Company. This determination is made on January 1 of each year. The allocation of expenses for 2005 and 2004 was Beacon Hill Ltd. Co. 35% and Kelbra Securities LLC 65%.

4. Depreciable Assets

Major classes of depreciable assets, their estimated useful lives, and related depreciation expense are as follows:

	Cost		Depr. Expense	
	December 31,		December 31,	
Assets	2005	2004	2005	2004
Office furniture	$ 2,045	$ 2,045	$ 330	$ 249
Office equipment	3,757	3,757	752	628
Computer software	-	1,091	278	446
Totals	5,802	6,893	$ 1,360	$ 1,323
Accumulated Depreciation			Useful Lives	
Office furniture	713	382	5-7 Years	
Office equipment	1,409	657	5 Years	
Computer software	-	466	1-3 Years	
Total Accum. Depreciation	2,122	1,505		
Net Property and Equipment	$ 3,680	$ 5,388		

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $38,508, which was $33,508 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1778 to 1. At December 31, 2004, the Company had net capital of $37,308, which was $32,308 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0075 to 1.

Supplementary Information

Everett, Flesher & Boetticher, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011 Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member of
KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying financial statements of KelBra Securities, LLC as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated February 2, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Everett, Flesher & Boetticher, P.C.

Everett, Flesher & Boetticher, P.C.

February 2, 2006

KelBra Securities, LLC

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	For the Year Ended December 31, 2005	2004
Net Capital		
Total member's equity	$ 42,188	$ 42,696
Deduct member's equity not allowable for net capital provided by operating activities	-	-
Total member's equity qualified for net capital	42,188	42,696
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	(3,680)	(5,388)
Net capital before haircuts on securities positions (tentative net capital)	38,508	37,308
Haircuts on securities	-	-
Net Capital	$ 38,508	$ 37,308
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	123	280
Sales tax payable	6,725	-
Items not included in statement of financial condition	-	-
Total aggregate indebtedness	$ 6,848	$ 280
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
1/8 of aggregate indebtedness	$ 856	$ 35
Ratio: Aggregate indebtedness to net capital	0.1778 to 1	0.0075 to 1

Everett, Flesher & Boetticher, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011 Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member of
KelBra Securities, LLC
Las Cruces, New Mexico

In planning and performing our audit of the financial statements and supplemental schedules of KelBra Securities, LLC (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and prcedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguaring securities, that we considered to be material weaknesses as defined above.

We understand that practices and prcedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified.

Everett, Flesher & Boetticher, P.C.

Everett, Flesher & Boetticher, P.C.

February 2, 2006